RELATIVITY ACQUISITION CORP.

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

February 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C.  20549

Re:	Relativity Acquisition Corp.

Registration Statement on Form S-1

Filed January 13, 2021, as amended

File No. 333-262156

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Relativity Acquisition Corp. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, February 10, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Tarek Tabsh
Tarek Tabsh
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Manatt, Phelps & Phillips, LLP